Ms. Folake Ayoola

Division of Corporation Finance

December 26, 2019

December 26, 2019

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Folake Ayoola

Re:	Nico Echo Park, Benefit Corp.

Amendment No. 1 to Draft Offering Statement on Form 1-A
Submitted September 20, 2019
CIK No. 0001781961

Dear Ms. Ayoola:

This letter is being submitted on behalf of Nico Echo Park, Benefit Corp. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to the Confidential Draft Offering Statement on Form 1-A submitted on September 20, 2019 (“Amendment No. 1”), as set forth in your letter dated October 2, 2019 addressed to Mr. Levine, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing the Company’s Offering Statement on Form 1-A (“Offering Statement”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the Staff’s comments and the responses refer to Amendment No. 1.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express two copies of each of this letter and the Offering Statement (marked to show changes from Amendment No. 1 to the Offering Statement).

Ms. Folake Ayoola

Division of Corporation Finance

December 26, 2019

Management Compensation, page 17

1.	We note your response to our comment 4 and your revised disclosure. We continue to be unclear how your disclosure indicates that total reimbursed fees could exceed 0.5% of offering proceeds. Please further revise your filing to clarify. In this regard, please reconsider your use of the phrase "aggregate monthly amount" and consider including an example as you have in your response.

RESPONSE: We respectfully acknowledge the confusion regarding the section “Reimbursement of Formation and Offering Expenses – Manager”. To clarify, each monthly installment payment for Formation and Offering Expenses may not exceed 0.5% of the aggregate offering proceeds received through that month. As a result, the installments are smaller in size and are spread out over several months, the exact number of months to be determined ultimately by the amount of Formation and Offering Expenses in relation to the offering proceeds, as limited by the 0.5% cap. Instead of immediately using the offering proceeds to pay the Formation and Offering Expenses, this structure provides the Company more flexibility over a longer period of time. The Offering Statement has been revised to clarify the reimbursement formulation and to add the example from our prior response letter.

Estimated Use of Proceeds, page 61

2.	We note your responses to our comments 7 and 13 and your revisions to your filing. Specifically, we note your disclosure that you assume the investors in the Seed Asset Owners will roll over $9,613,566 of their equity and will receive OP units based on your Manager's current expectations. Please revise your disclosure in note (4) on page 62 and note (E) on page F-8 to address the following:
a.	Please tell us and revise your filing to disclose your Manager's basis for their expectations.
b.	Please revise your filing to clarify if it is the Manager or the Seed Asset Owners that elect to issue/receive either cash or OP Units.
c.	Please revise your filing to disclose the amount of cash that you may have to pay to the Seed Asset Owners, if they do not elect to receive OP Units.

RESPONSE: In response to the Staff’s comments, the Offering Statement has been revised to include additional disclosure with respect to the OP Units being issued to the investors in the Seed Asset Owner in order to address the Staff’s comments. See note (4) on page 62 of the Offering Statement and note (E) on page F-8.

Ms. Folake Ayoola

Division of Corporation Finance

December 26, 2019

The Company notes the following in response to the specific portions of the Staff’s comments:

a. and b: The operating agreement of the Seed Asset Owner requires that all but one investor in the Seed Asset Owner (as noted in footnote (6)) will receive cash or OP Units. Only the Manager has the right to elect whether such investors receive OP Units or cash and the Manager expects to only allow such investors to receive OP Units.

c.: The Company respectfully submits that based on the responses to (a) and (b) above, as previously set forth in the pro formas and elsewhere in the Offering Statement, no cash will be payable to any investors in the Seed Asset Owner, except, as noted, to the one investor that holds a Redeemable Non-controlling Partnership Interest. Therefore, no additional disclosure is required.

* * *

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842.

Sincerely,

Mark Schonberger

cc:	Via E-mail

Max Levine

John Chaffetz

Nico Echo Park, Benefit Corp.

Evyn Rabinowitz, Esq.

Goodwin Procter LLP